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                                                    Filed by Liquid Audio, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                     and deemed filed pursuant to Rule 13e-4(c) and Rule 14a-12 under the Securities Act of 1934
                                                                  July 24, 2002


                                 Subject Company:  Alliance Entertainment Corp.
                                                  Commission File No. 001-13054

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Media Contacts:
Roy Winnick                         Kimberly Strop
Kekst and Company                   Liquid Audio, Inc.
(212) 521-4842                      (650) 549-2194
roy-winnick@kekst.com               kstrop@liquidaudio.com
---------------------               ----------------------

               LIQUID AUDIO SEND LETTER TO JMB CAPITAL PARTNERS

REDWOOD CITY, Calif. (July 24, 2002)--Liquid Audio, Inc. (NASDAQ: LQID), announced today that it sent the following letter to JMB Capital Partners:


                          [LIQUID AUDIO LETTERHEAD]


                                                              July 24, 2002

Mr. Jonathan Brooks
JMB Capital Partners, L.P.
1999 Avenue of the Stars, Suite 2040
Los Angeles, CA  90067

Dear Mr. Brooks:

         We feel compelled to respond to your July 23rd letter to our Board, which you chose to make public through your Schedule 13D filing. At best, your comments can be characterized as disingenuous and indicative of a short-term stockholder's indifference to the best interests of all Liquid Audio stockholders. Your letter is couched in the language of a long-term investor when, in fact, you have owned the bulk of your Liquid Audio holdings for less than seven weeks and subsequent to Liquid Audio's first announcement of its transaction with Alliance on June 14th.

         We reject your opportunistic demand for a liquidation. It is obvious that you seek only short-term profits and care nothing for the long-term interests of stockholders as you agitate to dismantle a company that has bright prospects and compelling technology. The Board has determined that the self-tender offer and merger with Alliance is in the best interests of stockholders and is clearly superior to any alternative that has been proposed. Accordingly, Liquid Audio has no intention to terminate or further renegotiate the merger agreement with Alliance. We will bring this transaction to a vote of our stockholders and currently expect to hold the stockholder meeting as scheduled on September 26, 2002. Approval requires only the approval of a majority of shares voting at the meeting. If the merger vote fails, the Company will consider all of its business alternatives to benefit its stockholders, which will not necessarily result in a liquidation.

         We anticipate that you and our other stockholders will benefit from this transaction. We believe that after you actually review the proxy statement and offer to purchase and consider the alternatives, you will find it in your best interest to tender your shares in the self-tender offer and vote in favor of the merger to get the benefit of tender. In this regard, you should note that the musicmaker.com group (holding 6.9%) and senior management (holding 6.6%) have announced that they will not tender into the self-tender offer. This will increase the amount of cash you and other tendering stockholders will receive if the tender offer is oversubscribed.

                                                 Very truly yours,



                                                 Gerald Kearby
                                                 Chief Executive Officer


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Liquid Audio, Inc.
------------------
Liquid Audio, Inc. is a leading provider of software, infrastructure and services for the secure digital delivery of media over the Internet. The Liquid Audio solution gives content owners, Web sites and companies the ability to publish, syndicate and securely sell digital media online with copy protection and copyright management. Using the Liquid(TM) Player software, available for free download at www.liquidaudio.com, consumers can preview and purchase downloadable music from hundreds of affiliate Web sites in the Liquid Music Network(TM).

                                     ###

Liquid, Liquid Audio, Liquid Player, Liquid Music Network and the Liquid Audio logo are trademarks of Liquid Audio, Inc.

FOR MORE INFORMATION, PRESS ONLY:
Kim Strop, Liquid Audio, Inc., (650) 549-2194, email: kstrop@liquidaudio.com

Forward-Looking Statements
--------------------------
All statements made in this release, other than statements of historical fact, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "will," "guidance" and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the businesses of Liquid Audio and Alliance Entertainment Corp. and the industries and markets in which the companies operate. Those statements are not guarantees of future performance and involve risks, uncertainties and assumptions that will be difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by those forward-looking statements. Factors that may affect Liquid Audio's and Alliance Entertainment's businesses, financial condition and operating results include the effects of changes in the economy, consumer spending, the stock market and the industries in which they operate generally, changes affecting the Internet and e-commerce, the ability of the companies to maintain relationships with strategic partners and suppliers, the ability of the companies to timely and successfully develop, maintain and protect their technology and product and service offerings and execute operationally and the ability of the companies to attract and retain qualified personnel. These factors may also include, but are not limited to, general market conditions, our ability to develop new products to meet market demand, our ability to successfully combine two geographically dispersed businesses, our ability to realize synergies of the merger; our ability to maintain cost controls; the mix of products and services our customers require and the effects of natural disasters, international conflicts and other events beyond our control. More information about potential factors that could affect Liquid Audio can be found in its most recent Form 10-K, Form 10-Q and other reports and statements filed by Liquid Audio with the Securities and Exchange Commission ("SEC"). Each of Liquid Audio and Alliance Entertainment expressly disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated by it.

Additional Information and Where to Find It
-------------------------------------------
Liquid Audio has filed a Registration Statement on SEC Form S-4 in connection with the merger and plans to file a Tender Offer Statement on Schedule TO in connection with the offer. Investors and stockholders of Liquid Audio and Alliance Entertainment are urged to read the Registration Statement and the Tender Offer Statement carefully when it is available. The Registration Statement contains important information about the companies, the merger and related matters. Investors and stockholders will be able to obtain free copies of these documents through the web site maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement and these other documents may also be obtained from Liquid Audio by directing a request through the Liquid Audio Web site at http://www.liquidaudio.com or by mail to Liquid Audio, Inc., Attention: Investor Relations.

In addition to the Registration Statement and the Tender Offer Statement, Liquid Audio files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Liquid Audio at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Liquid Audio's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Interests of Certain Persons in the Merger
------------------------------------------
The directors and executive officers of Liquid Audio and Alliance Entertainment have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Liquid Audio and Alliance Entertainment generally. A description of the interests that the directors and executive officers of the companies have in the merger is available in the Registration Statement.

Solicitation of Proxies
-----------------------
Liquid Audio and Alliance Entertainment, their respective directors, executive officers and certain other members of their management and employees may be soliciting proxies from stockholders of Liquid Audio and Alliance Entertainment in favor of the merger. Information concerning the participants is set forth in the Registration Statement filed with the SEC.